

March 22, 2007

Mr. Stephen P. Krill
Treasurer, The Dewey Electronics Corporation
27 Muller Rd
Oakland, NJ 07436

Re: **The Dewey Electronics Corporation**
              Form 10-K for the fiscal year ended June 30, 2006
              File No. 0-2892

Dear Mr. Krill:

        We have reviewed your response to our letter dated February 1, 2007 and have the following comments. We ask that you respond by April 5, 2007.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1. Business and Summary Accounting Policies
A. Revenue Recognition, page 29

  1. We reviewed your response to our previous comment one. We note that you receive delivery orders from your customer, specifying the price and quantity of generator sets to be delivered. We also note that you bill contract costs and estimated profits in excess of billings to your customer when they accept the generator sets, which generally occurs within six to eight weeks after work first begins on a work order. Based on your description of the contract terms, including the length of time it takes to produce generator sets and the fact that costs are billed when the generator sets are accepted by your customer, it remains unclear to us why it would not be more appropriate to recognize revenue when generator sets and replacement parts are delivered in accordance with SAB Topic 13A. Please advise.

I. Capitalized Development Costs, page 30

2. We read your response to our previous comment two and appreciate the additional information you provided. However, it remains unclear to us why you believe company funded development costs were appropriately capitalized under GAAP. We note your reference to paragraph 10(e) of SFAS 2 and the fact that you believe these costs did not constitute research and development activities; however, it is unclear to us how and why you believe this paragraph supports capitalization. It appears to us that although these development costs were incurred in anticipation of future sales, no contract for those sales, or for the reimbursement of the costs, existed when they were incurred. It remains unclear to us why these development costs were not required to be expensed as incurred. Refer to EITF 99-5 and SOP 98-5.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief